Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Receives Green Light for Merger with PacMag Metals

     VANCOUVER, June 15 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") is pleased to announce that the
Federal Court of Australia has approved the schemes of arrangement ("Schemes")
between PacMag Metals Limited ("PacMag") and its shareholders and optionholders to effect a merger between PacMag and Entree ("Transaction").
     All conditions as set out in the Scheme Implementation Agreement have been satisfied and the Schemes are now unconditional. It is anticipated that the Court Orders approving the Schemes will be lodged with the Australian
Securities and Investment Commission on June 16, 2010, which will be the date the Schemes become effective.
     The Transaction is expected to close on June 30, 2010. The record date for determining PacMag shareholders and optionholders entitled to receive consideration under the terms of the Schemes is June 23, 2010.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC (formerly known as
Ivanhoe Mines Mongolia Inc. XXK - "IMMI").
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In 2009, Entree optioned two contiguous properties, Blackjack and Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek
Exploration Inc.
     In November 2009, Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. The shareholders and optionholders of PacMag voted overwhelmingly in favour of the merger by Schemes of Arrangement on June 4, 2010. The Schemes
were approved June 15, 2010 by the Federal Court of Australia, with an effective date of June 16, 2010. In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$38 million, the Company is well funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: timing for first production; successful resolution of regulatory and administrative issues related to the Schemes of Arrangement; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)Entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 18:56e 15-JUN-10